SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|      Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|            No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K: Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of June 30, 2002 and for the six months ended June 30, 2002 and 2001

2.    Interim Financial Report

3.    Exhibits:

      a.    Press release dated July 31, 2002

      b.    Press release dated August 2, 2002

      c.    Press release dated August 9, 2002

                           Forward-Looking Statements

      Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                             W.P. Stewart & Co. Ltd.
            Condensed Consolidated Statements of Financial Condition

                                                                                                   June 30,          December 31,
                                                                                                     2002                2001
                                                                                                 -------------       -------------
                                                                                                  (unaudited)
Assets:
Cash and cash equivalents                                                                        $  40,446,817       $  62,302,344
Fees receivable                                                                                      3,656,681           2,952,580
Receivable from broker-dealer                                                                        1,029,351             582,091
Investments in unconsolidated affiliates (net of accumulated amortization of $123,558 and
  $82,372 at June 30, 2002 and December 31, 2001, respectively)                                      3,980,231           3,979,317
Receivables from affiliates, net                                                                       729,610             666,192
Investments, available for sale (cost $6,825,821 and $1,012,400 at June 30, 2002 and
  December 31, 2001, respectively)                                                                   6,792,305             879,116
Investment in aircraft (net of accumulated depreciation of $14,035,540 and $12,633,445 at
  June 30, 2002 and December 31, 2001, respectively)                                                 8,415,936           9,818,030
Goodwill                                                                                             5,631,797           5,631,797
Intangible assets (net of accumulated amortization of $6,455,843 and $4,464,891 at June 30,
  2002 and December 31, 2001, respectively)                                                         58,322,593          44,299,495
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,856,659 and $2,361,376 at June 30, 2002 and December 31, 2001,
  respectively)                                                                                      4,612,135           4,789,744
Interest receivable on shareholders' notes                                                             390,258             317,292
Income taxes receivable                                                                              3,049,021           4,071,171
Other assets                                                                                         2,194,916           2,988,942
                                                                                                 -------------       -------------
                                                                                                 $ 139,251,651       $ 143,278,111
                                                                                                 =============       =============

Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                                  $  17,809,911       $  18,098,337
  Employee compensation and benefits payable                                                           652,514             983,824
  Fees payable                                                                                       1,243,917             878,334
  Income taxes payable                                                                                      --           1,078,713
  Professional fees payable                                                                          2,759,098           3,127,077
  Dividends payable                                                                                         --               8,528
  Accrued expenses and other liabilities                                                             5,570,612           4,997,670
                                                                                                 -------------       -------------
                                                                                                    28,036,052          29,172,483
                                                                                                 -------------       -------------

Minority Interest                                                                                      109,252              65,639
                                                                                                 -------------       -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized, 46,742,824 and 47,831,864
    shares issued and outstanding at June 30, 2002 and December 31, 2001, respectively)                 46,743              47,832
  Additional paid-in-capital                                                                        87,436,200         105,472,859
  Contingently returnable shares (1,138,566 and 1,788,732 shares at June 30, 2002 and
    December 31, 2001, respectively)                                                               (17,887,086)        (24,902,377)
  Accumulated other comprehensive income                                                              (212,043)           (471,369)
  Retained earnings                                                                                 61,101,487          57,007,661
                                                                                                 -------------       -------------
                                                                                                   130,485,301         137,154,606

Less: notes receivable for common shares                                                           (19,378,954)        (23,114,617)
                                                                                                 -------------       -------------
                                                                                                   111,106,347         114,039,989
                                                                                                 -------------       -------------
                                                                                                 $ 139,251,651       $ 143,278,111
                                                                                                 =============       =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations

                                        For the Three Months Ended June 30,    For the Six Months Ended June 30,
                                                2002            2001                  2002            2001
                                            -----------     -----------           -----------     -----------
Revenue:
  Fees                                      $29,076,698     $29,068,474           $57,362,961     $61,223,600
  Commissions                                 6,401,280       7,888,557            14,404,094      22,534,800
  Interest and other                            914,181       1,501,290             1,972,034       3,184,302
                                            -----------     -----------           -----------     -----------
                                             36,392,159      38,458,321            73,739,089      86,942,702
                                            -----------     -----------           -----------     -----------

Expenses:
  Employee compensation and benefits          6,941,787       4,923,804            13,597,120      14,543,260
  Fees paid out                               1,988,284       1,646,865             4,043,744       3,499,564
  Commissions, clearance and trading          1,373,519       1,637,915             2,962,659       4,037,534
  Research and  administration                3,770,916       3,190,086             6,883,951       6,912,160
  Marketing                                   1,275,352         803,693             2,098,440       1,354,767
  Depreciation and amortization               1,981,215       1,845,443             3,929,528       3,658,849
  Other operating                             2,606,406       2,380,215             4,546,553       5,058,889
                                            -----------     -----------           -----------     -----------
                                             19,937,479      16,428,021            38,061,995      39,065,023
                                            -----------     -----------           -----------     -----------

Income before taxes                          16,454,680      22,030,300            35,677,094      47,877,679
Provision for taxes                           1,645,468       2,203,030             3,567,709       4,787,768
                                            -----------     -----------           -----------     -----------
Net income                                  $14,809,212     $19,827,270           $32,109,385     $43,089,911
                                            ===========     ===========           ===========     ===========

Earnings per share:
    Basic earnings per share                $      0.34     $      0.45           $      0.73     $      0.99
                                            ===========     ===========           ===========     ===========
    Diluted earnings per share              $      0.32     $      0.42           $      0.69     $      0.91
                                            ===========     ===========           ===========     ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
                 For the Six Months Ended June 30, 2002 and 2001

                                                                       2002               2001
                                                                   ------------       ------------
Cash flows from operating activities:
  Net income                                                       $ 32,109,385       $ 43,089,911
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Loss/(gain) on sale of available for sale securities                8,522           (525,354)
      Amortization of bond premium                                        2,193                 --
      Depreciation and amortization                                   3,929,528          3,658,849
      Equity in income of unconsolidated affiliates                     (42,100)          (268,845)
      Non-cash compensation                                             205,373                 --
      Minority interest                                                  43,613                 --
  Changes in operating assets and liabilities:
      Fees receivable                                                  (704,101)           134,432
      Receivable from broker-dealer                                    (447,260)           257,679
      Receivables from affiliates, net                                  (63,418)         1,223,415
      Income taxes receivable                                         1,022,150                 --
      Other assets                                                      794,026         (1,087,901)
      Employee compensation and benefits payable                       (331,310)         2,207,936
      Fees payable                                                      365,583            156,033
      Income taxes payable                                           (1,078,713)          (808,303)
      Professional fees payable                                        (367,979)          (218,846)
      Accrued expenses and other liabilities                            572,942            405,049
                                                                   ------------       ------------

               Net cash provided by operating activities             36,018,434         48,224,055
                                                                   ------------       ------------

Cash flows (used in) investing activities:
  Proceeds from sale of available for sale securities                   991,478          1,115,064
  Purchase of available for sale securities                          (6,813,421)        (1,009,100)
  Cash dividends paid on shares subject to repurchase                  (683,140)        (1,170,919)
  Purchase of furniture, equipment and leasehold improvements          (317,682)          (516,960)
                                                                   ------------       ------------

               Net cash (used in)/from investing activities          (6,822,765)        (1,581,915)
                                                                   ------------       ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                            (288,426)          (269,227)
  Repurchase of common shares                                       (26,688,575)       (17,473,220)
  Proceeds from notes receivable for common shares                    3,865,494          2,385,096
  Interest receivable on shareholders' notes                            (72,966)           (25,087)
  Dividends to shareholders                                         (28,024,087)       (27,671,463)
                                                                   ------------       ------------

               Net cash (used for) financing activities             (51,208,560)       (43,053,901)

Effect of exchange rate changes in cash                                 157,364           (172,902)
                                                                   ------------       ------------

Net (decrease)/increase in cash and cash equivalents                (21,855,527)         3,415,337

 Cash and cash equivalents, beginning of period                      62,302,344         56,764,420
                                                                   ------------       ------------

 Cash and cash equivalents, end of period                          $ 40,446,817       $ 60,179,757
                                                                   ============       ============

Supplemental disclosures of cash flows information
 Cash paid during the period for:

               Income taxes                                        $  3,834,394       $  5,596,071
                                                                   ============       ============
               Interest expense                                    $    621,022       $    640,222
                                                                   ============       ============

Supplemental Schedule of Non-cash Investing and Financing Activities:

On January 1, 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $5,432,832, respectively (see Note 2). In addition, as discussed in Note 2, on January 1, 2001, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $5,128,704, respectively.

The Company issued common shares for notes receivable for the six months ended June 30, 2002 and 2001, in the amounts of $189,492 and $4,036,200, respectively, and cancelled outstanding notes of $59,661 and $0 for the six months ended June 30, 2002 and 2001, respectively.

At June 30, 2001, the Company had dividends payable to shareholders of $8,528.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements incorporated by reference in the Annual Report on Form 20-F of the Company for the year ended December 31, 2001. The condensed consolidated financial information as of and for the year ended December 31, 2001 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material intercompany transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results in the interim periods presented. Interim period operating results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2: BACKGROUND AND ORGANIZATION

For the six months ended June 30, 2002 and 2001, the Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The Company's revenues will fluctuate based upon the market performance of its clients' investments in US, European and Asian financial markets.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

The recorded purchase price for each acquisition is determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

On January 1, 2002, in accordance with the 1999 TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was reduced by $7,015,291 and additional paid-in-capital was increased by $8,315,623, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

The following table shows information for each acquisition as of and for the six months ended June 30, 2002.

                                                                           Cash
                                                                        Dividends
                                                                         Paid on
              Aggregate          Shares Not        Contingently        Contingently          Purchase             Intangible
              Number of          Subject to         Returnable          Returnable             Price             Amortization
Acquisition     Shares           Repurchase           Shares              Shares             Allocation         for the Period
-----------   ---------          ----------        ------------        ------------          ----------         --------------
TPRS          1,966,000          1,247,200             718,800          $   431,280          $27,769,056          $  843,427
NSMM            898,831            719,065             179,766              107,860           14,600,903             400,821
FLII          1,200,000            960,000             240,000              144,000           19,690,288             643,004
              ---------          ---------           ---------          -----------          -----------          ----------
              4,064,831          2,926,265           1,138,566          $   683,140          $62,060,247          $1,887,252
              =========          =========           =========          ===========          ===========          ==========

The following table shows information for each acquisition as of and for the year ended December 31, 2001.

                                                                           Cash
                                                                        Dividends
                                                                         Paid on
              Aggregate          Shares Not        Contingently        Contingently          Purchase             Intangible
              Number of          Subject to         Returnable          Returnable             Price             Amortization
Acquisition     Shares           Repurchase           Shares              Shares             Allocation         for the Period
-----------   ---------          ----------        ------------        ------------          ----------         --------------
TPRS          1,966,000          1,016,800             949,200          $ 1,236,720          $21,904,944          $1,224,254
NSMM            898,831            539,299             359,532              431,439           10,254,161             545,951
FLII          1,200,000            720,000             480,000              576,000           13,887,088             944,644
              ---------          ---------           ---------          -----------          -----------          ----------
              4,064,831          2,276,099           1,788,732          $ 2,244,159          $46,046,193          $2,714,849
              =========          =========           =========          ===========          ===========          ==========

NOTE 3: EARNINGS PER SHARE

                                        Three Months Ended June 30,      Six Months Ended June 30,
                                        ---------------------------     ---------------------------
                                            2002            2001            2002            2001
                                        -----------     -----------     -----------     -----------
Basic Earnings Per Share:
Net income                              $14,809,212     $19,827,270     $32,109,385     $43,089,911
                                        ===========     ===========     ===========     ===========
Weighted average basic shares
  outstanding                            43,610,067      43,631,489      43,847,431      43,608,956
                                        -----------     -----------     -----------     -----------
Net income per share                    $      0.34     $      0.45     $      0.73     $      0.99
                                        ===========     ===========     ===========     ===========

Diluted Earnings Per Share:

Net income                              $14,809,212     $19,827,270     $32,109,385     $43,089,911
                                        ===========     ===========     ===========     ===========
Weighted average basic shares
  outstanding                            43,610,067      43,631,489      43,847,431      43,608,956
Add: Unvested shares, contingently
     returnable shares and unvested
     options                              2,970,435       3,594,608       3,008,099       3,661,406
                                        -----------     -----------     -----------     -----------
Weighted average diluted shares
  outstanding                            46,580,502      47,226,097      46,855,530      47,270,362
                                        -----------     -----------     -----------     -----------
Net income per share                    $      0.32     $      0.42     $      0.69     $      0.91
                                        ===========     ===========     ===========     ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

During the second quarter of 2002, the Company repurchased and cancelled an aggregate of 1,093,451 shares in a combination of private and open market transactions for an aggregate purchase price of $26,688,575.

On June 30, 2002 and 2001, respectively, 46,742,824 and 47,348,451 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 2,430,866 and 2,538,350 of these shares were unvested and held by the Company's or affiliates' employees on June 30, 2002 and 2001, respectively.

NOTE 4: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                                   Three Months Ended June 30,          Six Months Ended June 30,
                                                                  -----------------------------      ------------------------------
                                                                      2002             2001              2002              2001
                                                                  ------------     ------------      ------------      ------------
Net income                                                        $ 14,809,212     $ 19,827,270      $ 32,109,385      $ 43,089,911
Other comprehensive income, net of tax
Reclassification adjustment for realized gains on
   available for sale securities included in interest and other        133,284               --           133,284          (432,447)
Unrealized gains on available for sale securities                     (143,890)        (194,292)          (31,322)          (42,819)
Foreign currency translation adjustment                                177,896             (768)          157,364          (172,902)
                                                                  ------------     ------------      ------------      ------------
Comprehensive income                                              $ 14,976,502     $ 19,632,210      $ 32,368,711      $ 42,441,743
                                                                  ============     ============      ============      ============

NOTE 5: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $821,845 and $765,961 for the six months ended June 30, 2002 and 2001, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $1,341,858 and $1,242,716 for the six months ended June 30, 2002 and 2001, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $73,732 and $56,995 for the six months ended June 30, 2002 and 2001, respectively. These amounts are directly affected by the actual space utilized in each of those periods.

W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $17,433 and $24,866 for the six months ended June 30, 2002 and 2001, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $13,748 and $20,840 for the six months ended June 30, 2002 and 2001, respectively.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $379,336 and $273,840 for the six months ended June 30, 2002 and 2001, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the six months ended June 30, 2002 and 2001 were $13,484 and $10,188, respectively.

Prior to our acquisition of a controlling interest in TPR & Partners NV ("TPR"), the Company paid TPR, a principal owner of which is an executive officer of the Company, fees for marketing services. These fees amounted to $259,587 for the six months ended June 30, 2001.

The Company pays Carl Spangler Kapitalanlagegesellschaft mbH, which is controlled by one of the Company's directors, fees for solicitation services. These fees amounted to $231,944 and $4,602 for the six months ended June 30, 2002 and 2001, respectively.

Certain directors of the Company have served as directors of funds from which the Company has received investment advisory fees and commissions. Such fees and commissions were $2,822,747 and $2,583,345 for the six months ended June 30, 2002 and 2001, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the President and Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $90,000 for each of the six-month periods ended June 30, 2002 and 2001, respectively.

Included in receivables from affiliates, net, at June 30, 2002 and 2001 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at June 30, 2002 is an amount of $856,385, which is an investment in a fund managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the six months ended June 30, 2002 is rent expense in the amount of $77,103 which is paid to a company owned by the former principals of TPR.

NOTE 6: LONG-TERM DEBT

Interest expense on long-term debt totaled $621,022 and $640,222 for the six months ended June 30, 2002 and 2001, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At June 30, 2002, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account, which will remain intact over the term of the lease and is reflected in other assets at June 30, 2002 and December 31, 2001.

In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million to participate in the purchase of an additional aircraft, delivery of which is scheduled for 2002. In return, the Company agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released the Company from this indemnity agreement.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 8: NOTES RECEIVABLE FOR COMMON SHARES

During the six months ended June 30, 2002, the Company issued 8,333 common shares to an employee in connection with the Company's 2001 Employee Equity Incentive Plan, for an installment note totaling $189,492. The installment note is full recourse, bears interest at 8.5% per annum, is for a term of seven years and is collateralized by the shares issued. Each principal payment, as defined in the promissory note, is equal to one twenty-eighth of the total face value of the note.

Pursuant to employee purchase agreements for common shares, in the event a purchaser is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the six months ended June 30, 2002, 3,922 unvested common shares of former employees were repurchased and their installment notes totaling $59,661, were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of June 30, 2002 are as follows:

            2002 (6 months)                              $ 2,007,099
            2003                                           4,012,446
            2004                                           3,978,927
            2005                                           3,370,515
            2006                                           2,512,822
            Thereafter (through 2009)                      3,497,145
                                                         -----------
                                                         $19,378,954
                                                         ===========

Interest income on all such notes was $958,752 and $680,228 for the six months ended June 30, 2002 and 2001, respectively.

NOTE 9: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan"). The Plan provides for awards of up to 2,500,000 common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. In addition to the options granted under the 2001 Employee Equity Incentive Plan, during the fourth quarter of 2001 the Company granted options to purchase its common shares to employees and to certain non-employee directors of the Company. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards vest and are exercisable in equal annual amounts on each of the first seven anniversaries, beginning in 2002, of the respective grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for options granted to employees. No compensation cost has been recognized for options granted as the exercise price of the options is equal to the market value of the Company's shares on the date of grant.

On May 1, 2002, the Company granted awards under the Plan that consisted of rights to purchase 8,333 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 192,667 shares which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant.

NOTE 10: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from US subsidiaries of the Company is subject to income taxes imposed by US authorities. In addition, the Company's non-US subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended June 30, 2002 and 2001 is as follows:

                           Three Months Ended June 30,      Six Months Ended June 30,
                           ---------------------------     --------------------------
                              2002            2001            2002            2001
                           ----------      ----------      ----------      ----------
      US:
      Federal              $1,519,112      $1,967,656      $2,642,176      $3,766,556
      State and local         122,723         235,374         917,899       1,021,212
                           ----------      ----------      ----------      ----------
                            1,641,835       2,203,030       3,560,075       4,787,768
      Other:                    3,633              --           7,634              --
                           ----------      ----------      ----------      ----------
                           $1,645,468      $2,203,030      $3,567,709      $4,787,768
                           ==========      ==========      ==========      ==========

NOTE 11: PENSION BENEFITS

Total employer contributions amounted to $759,915 and $782,651 for the six months ended June 30, 2002 and 2001, respectively. Participants are immediately vested in their account balances.

NOTE 12: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                           Fee Revenue
                                           -----------
                   Three Months Ended June 30,        Six Months Ended June 30,
                  ----------------------------      ----------------------------
                      2002             2001             2002             2001
                      ----             ----             ----             ----
      US          $21,801,720      $22,639,194      $43,080,824      $47,907,683
      Non-US        7,274,978        6,429,280       14,282,137       13,315,917
                  -----------      -----------      -----------      -----------
      Total       $29,076,698      $29,068,474      $57,362,961      $61,223,600
                  ===========      ===========      ===========      ===========

NOTE 13: SUBSEQUENT EVENTS

On July 1, 2002, in accordance with the 2000 TPRS acquisition agreement, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed. Accordingly, the shareholders' equity account "contingently returnable shares" was reduced by $3,623,928 and additional paid-in-capital was increased by $271,876, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

On July 3, 2002, the Company declared a dividend of $0.30 per share to shareholders of record as of July 19, 2002, payable on July 31, 2002 in the aggregate amount of $14,022,847.

As of July 30, 2002, the Board of Directors replenished the Company's authority to repurchase up to $30 million of the Company's shares at the discretion of the Company's Executive Committee. During the third quarter of 2002 through August 7, 2002, the Company repurchased and cancelled an aggregate of 27,482 shares in a combination of private and open market transactions for an aggregate purchase price of $429,319.

                            INTERIM FINANCIAL REPORT

Overview

      W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and partially offset fluctuations in revenue.

      Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

      Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits comprise our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense for the year ended December 31, 2001 was approximately 21.5% of adjusted operating profit, and it is currently anticipated that compensation expense for the year ending December 31, 2002 will be approximately 23%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements and that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

      Research and administration expenses include research, travel and entertainment, communications, systems support and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

      Other operating expenses include professional fees consisting of accounting, auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

      All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

      Operating Results

Three Months Ended June 30, 2002 as Compared to Three Months Ended June 30, 2001

      Assets Under Management

      Assets under management were approximately $8.3 billion at June 30, 2002, a decrease of approximately $1.2 billion, or 12.6% from approximately $9.5 billion at March 31, 2002. Assets under management were approximately $9.3 billion at June 30, 2001, essentially unchanged from $9.3 billion at March 31, 2001.

      The following table sets forth the net flows of assets under management for the three months ended June 30, 2002 and 2001, which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

                       Net Flow of Assets Under Management
                                  (in millions)

                                                      Three Months Ended
                                                           June 30,
                                                      ------------------
                                                       2002        2001
                                                      -----       -----
            Existing Accounts:
              Contributions                           $ 221       $ 186
              Withdrawals                              (250)       (221)
                                                      -----       -----
            Net Flows of Existing Accounts              (29)        (35)
            Publicly Available Funds:
              Contributions                             150          60
              Withdrawals                               (86)        (33)
            Direct Accounts Opened                       89         170
            Direct Accounts Closed                      (85)       (141)
                                                      -----       -----
            Net Flows of Assets Under Management      $  39       $  21
                                                      =====       =====

      Revenues

      Revenues were $36.4 million for the second quarter of 2002, a decrease of $2.1 million or 5.4% from $38.5 million earned for the second quarter of 2001. The changes were due to a $1.5 million or 18.9% decrease in commission revenue and a $0.6 million or 39.1% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.23% for the quarter ended June 30, 2002 as compared to 1.26% for the quarter ended June 30, 2001. The decline in the average gross fee reflects a slight change in account mix. The decrease in commission revenue was primarily due to lower levels of trading volume during the second quarter of 2002 as compared with the higher levels of trading volume experienced in the second quarter of 2001. The lower commission income reflects levels that we would anticipate in relation to the prevailing market environment. Turnover was lower for the quarter ended June 30, 2002 as compared to the second quarter of 2001. Interest and other revenues decreased $0.6 million primarily due to lower interest earned based on the prevailing market rates and lower equity income from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, increased $3.5 million, or 21.4%, to $19.9 million for the second quarter of 2002, from $16.4 million in the same period of the prior year. The increase was primarily due to a change in variable expenses, including an increase of $0.4 million in fees paid out to marketers, which are directly related to assets under management of referred accounts, offset by a decrease of $0.3 million in commissions, clearance and trading costs, which vary with account activity. Research and administration expenses increased $0.6 million, marketing expenses increased $0.5 million, which reflects our additional internal marketing and client servicing initiatives and other operating expenses increased $0.2 million. Employee compensation and benefits increased $2.0 million due to a change in the compensation percentage from 21% for the quarter ended June 30, 2001 to 23% for the quarter ended June 30, 2002. As stated previously, it is currently anticipated that the compensation percentage for 2002 will be 23% of adjusted operating profit. Depreciation and amortization increased $0.1 million.

      Our income tax expense decreased $0.6 million, to $1.6 million, for the second quarter of 2002, from $2.2 million in the same period of the prior year. The effective tax rate was 10% of income before taxes for both periods.

      Net Income

      Net income for the quarter ended June 30, 2002 decreased $5.0 million, or 25.3%, to $14.8 million, from $19.8 million in the second quarter of the prior year as a result of the items described above.

Six Months Ended June 30, 2002 as Compared to Six Months Ended June 30, 2001

      Assets Under Management

      Assets under management were approximately $8.3 billion at June 30, 2002, a decrease of approximately $0.9 billion, or 9.8% from approximately $9.2 billion at December 31, 2001. Assets under management were approximately $9.3 billion at June 30, 2001, a decline of approximately $1.0 billion, or 9.7%, from approximately $10.3 billion at December 31, 2000.

      The following table sets forth the net flows of assets under management for the six months ended June 30, 2002 and 2001, which include changes in net contributions and net new accounts opened/closed.

The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

                       Net Flow of Assets Under Management
                                  (in millions)

                                                      Six Months Ended
                                                          June 30,
                                                      -----------------
                                                       2002        2001
                                                      -----       -----
            Existing Accounts:
              Contributions                           $ 440       $ 366
              Withdrawals                              (438)       (543)
                                                      -----       -----
            Net Flows of Existing Accounts                2        (177)
            Publicly Available Funds:
              Contributions                             201          70
              Withdrawals                              (103)        (56)
            Direct Accounts Opened                      162         225
            Direct Accounts Closed                     (302)       (333)
                                                      -----       -----
            Net Flows of Assets Under Management      $ (40)      $(271)
                                                      =====       =====

      Revenues

      Revenues were $73.7 million for the six months ended June 30, 2002, a decrease of $13.2 million or 15.2% from $86.9 million earned for the six months ended June 30, 2001. The changes were due to a $3.9 million or 6.3% decrease in fee revenue, an $8.1 million or 36.1% decrease in commission revenue and a $1.2 million or 38.1% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.23% for the six months ended June 30, 2002 as compared to 1.25% for the six months ended June 30, 2001. The decline in the average gross fee reflects a slight change in account mix. The decrease in commission revenue was primarily due to lower levels of trading volume during the first six months of 2002 as compared with the higher levels of trading volume experienced in the first six months of 2001. The lower commission income reflects levels that we would anticipate in relation to the prevailing market environment. Turnover was lower for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001. Interest and other revenues decreased primarily due to a gain on the sale of an investment in the first quarter of 2001, lower interest earned based on the prevailing market rates and lower equity income from our unconsolidated affiliates.

      Expenses

      Expenses, excluding income taxes, decreased $1.0 million, or 2.6%, to $38.1 million for the six months ended June 30, 2002, from $39.1 million in the same period of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $1.1 million in commissions, clearance and trading costs, which vary with account activity, offset by an increase of $0.5 million in fees paid out to marketers, which are directly related to assets under management of referred accounts. Marketing expenses increased $0.7 million, which reflects our additional internal marketing and client servicing initiatives and other operating expenses decreased $0.5 million due to lower costs. Employee compensation and benefits decreased $0.9 million due to a decrease in adjusted operating profit and a change in the compensation percentage for the six months ended June 30, 2002 as compared to the percentage for the six months ended June 30, 2001. Depreciation and amortization increased $0.3 million.

      Our income tax expense decreased $1.2 million, to $3.6 million, for the six months ended June 30, 2002, from $4.8 million in the same period of the prior year. The effective tax rate was 10% of income before taxes for both periods.

      Net Income

      Net income for the six months ended June 30, 2002 decreased $11.0 million, or 25.5%, to $32.1 million, from $43.1 million in the same period of the prior year as a result of the items described above.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the condensed consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of June 30, 2002:

                             Contractual Obligations
                                  (in millions)

                             Remaining 2002   2003-2004     2005-2006    2007-Thereafter     Total
                             --------------   ---------     ---------    ---------------     -----
Long-Term Debt                    $ 0.3         $ 1.3         $ 1.5            $14.7         $17.8
Minimum Rental Commitments        $ 1.2         $ 5.3         $ 5.1            $ 8.5         $20.1

                             Contingent Commitments
                                  (in millions)

                                                       Amount of Commitment Expiration Per Period
                                                       ------------------------------------------
                                             2002      2003-2004      2005-2006   2007-Thereafter     Total
                                             ----      ---------      ---------   ---------------     -----
Commitments under letters of credit (1)       --         $ 1.2            --            $ 0.7         $ 1.9

(1) See Note 7 to the condensed consolidated financial statements for additional information.

In February 1999, the Company entered into an agreement with Shamrock Aviation, Inc. in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which is scheduled for 2002. In return, the Company agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released the Company from this indemnity agreement (See Note 7).

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the U.S. Securities and Exchange Commission and the U.K. Financial Services Authority (and the former Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

      In 1998, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

      We believe that our cash flow from operations is sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

                                    EXHIBITS

      See press release attached hereto dated July 31, 2002 regarding the Company's financial results for the second quarter of 2002.

      See press release attached hereto dated August 1, 2002 regarding staff changes at the Company.

      See press release attached hereto dated August 9, 2002 regarding the Company's new legal counsel.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        W.P. STEWART & CO., LTD.


Date: August 14, 2002                   By: /s/ John C. Russell
                                            ------------------------------------
                                            Name:  John C. Russell
                                            Title: Managing Director